Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results

for the Third Fiscal Quarter Ended November 30, 2011

•	Quarterly Net Revenues Increased by 69.0% Year-Over-Year

•	Quarterly Net Income Attributable to TAL Decreased by 38.6% Year-Over-Year

•	Quarterly Non-GAAP Net Income Attributable to TAL Decreased by 32.2% Year-Over-Year

(Beijing—January 19, 2012)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended November 30, 2011, which is the third quarter of TAL’s fiscal year 2012.

Financial Highlights for the Third Quarter of Fiscal Year 2012

•	Net revenues increased by 69.0% year-over-year to US$40.7 million from US$24.1million in the same period of the prior fiscal year.

•	Net income from continuing operations decreased by 43.7% year-over-year to US$1.4 million from US$2.6 million in the same period of the prior fiscal year.

•	Net income attributable to TAL decreased by 38.6 % year-over-year to US$1.4 million from US$2.3 million in the same period of the prior fiscal year.

•

Non-GAAP[1] net income attributable to TAL, which excludes share-based compensation expenses, decreased by 32.2% year-over-year to US$2.9 million from US$4.3million in the same period of the prior fiscal year.

•

Basic and diluted net income per American Depositary Share (“ADS”)[2] were US$0.02 and US$0.02, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.04 and US$0.04, respectively.

•	Total student enrollments during the third quarter of fiscal year 2012 increased by 50.0% year-over-year to approximately 141,100.

•	Total physical network grew to 275 learning centers as of November 30, 2011 from 114 learning centers as of November 30, 2010.

Financial Highlights for the first Nine Months ended November 30, 2011

•	Net revenues increased by 62.9% year-over-year to US$125.3million from US$76.9 million in the same period of the prior fiscal year.

[1]

As used in this press release, non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS are defined to exclude share-based compensation expense from operating costs and expenses, cost of revenues, selling and marketing expenses, general and administrative expenses, income from operations, net income attributable to TAL, and basic and diluted net income per ADS, respectively. See “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures” at the end of this press release.

[2]	Each ADS represents two Class A common shares.

•	Net income from continuing operations increased by 4.6% year-over-year to US$16.7 million from US$16.0 million in the same period of the prior fiscal year.

•	Net income attributable to TAL increased by 7.3 % year-over-year to US$16.7 million from US$15.6 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 25.9% year-over-year to US$23.2 million from US$18.4 million in the same period of the prior fiscal year.

•

Basic and diluted net income per ADS were US$0.22 and US$0.21, respectively. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.30 and US$0.30, respectively.

•	Total student enrollments during the first nine months of fiscal year 2012 increased by 39.5% year-over-year to approximately 461,800.

•	Total physical network grew to 275 learning centers as of November 30, 2011 from 132 learning centers as of February 28, 2011.

Financial and Operating Data—Third Quarter and First Nine Months of Fiscal Year 2012

(in thousands of US$, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2010	2011	Pct. Change
Net revenues	24,061	40,652	69.0%
Net income attributable to TAL	2,349	1,442	(38.6)%
Non-GAAP net income attributable to TAL	4,257	2,887	(32.2)%
Operating income	2,440	1,166	(52.2)%
Non-GAAP operating income	4,348	2,611	(40.0)%
Net income per ADS attributable to TAL – basic	0.03	0.02	(45.4)%
Net income per ADS attributable to TAL – diluted	0.03	0.02	(44.7)%
Non-GAAP net income per ADS attributable to TAL – basic	0.06	0.04	(39.7)%
Non-GAAP net income per ADS attributable to TAL – diluted	0.06	0.04	(39.0)%
Total student enrollments in small class, one-on-one and online courses	94,100	141,100	50.0%

	Nine Months Ended
	November 30,
	2010	2011	Pct. Change
Net revenues	76,935	125,304	62.9%
Net income attributable to TAL	15,595	16,731	7.3%
Non-GAAP net income attributable to TAL	18,423	23,196	25.9%
Operating income	17,413	14,704	(15.6)%
Non-GAAP operating income	20,241	21,169	4.6%
Net income per ADS attributable to TAL – basic	0.24	0.22	(9.8)%
Net income per ADS attributable to TAL – diluted	0.24	0.21	(10.3)%
Non-GAAP net income per ADS attributable to TAL – basic	0.29	0.30	5.9%
Non-GAAP net income per ADS attributable to TAL – diluted	0.28	0.30	5.3%
Total student enrollments in small class, one-on-one and online courses	331,000	461,800	39.5%

“In the third quarter, each of our business units continued to grow rapidly. Total revenues grew by 69% year-over-year, and again exceeded the top end of our guidance, supported by very solid enrollment growth. The combined revenues from our offline businesses, consisting of our small class Xueersi Peiyou and Mobby lines and our Zhikang-branded 1-on-1 program, showed over 66% year-over-year revenue growth. Our online courses business grew at an even faster rate, and contributed 4% of revenues this quarter versus 2% during the third quarter of last year,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “We are very happy to see this strong uptake in online courses sales accompany the heightened investment we have put behind our online platform this year. Over the coming quarters, we will focus on driving increased scalability in this business.

At the same time, we will continue to replicate our core small class business model in new cities. This expansion effort has been quite successful for us this year. In the third quarter, cities outside of Beijing and Shanghai contributed an historic high 17% of small class revenues versus only 6% in the same period of the previous year, and 11% last quarter,” Mr. Zhang said.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “The emphasis for our 1-on-1 business, on the other hand, will be on increasing profitability. In the quarter, we concentrated our efforts on improving 1-on-1 center utilization and keeping costs and expenses in check, while at the same time we successfully raised our hourly rate in Beijing. Given the seasonality trends for 1-on-1, profitability is typically lowest in the third fiscal quarter. We expect to see profitability recover from these levels as enrollments ramp up over the coming two quarters ahead of the summer examination season.

For the Company as a whole, we executed our plan outlined last quarter both to slow down the pace of overall learning center expansion and to implement controls on costs and expenses. We added a net seven new learning centers in the quarter, a significant step-down from the over sixty learning centers we added over each of the previous two quarters. We also managed to moderate our selling and marketing expenses in the third quarter by reducing advertising spend versus the previous quarter levels and limiting new hires,” Mr. Kauffman said. “While we worked this quarter on keeping costs and expenses in check, our revenues again outperformed. As a result, we are again revising our fiscal year 2012 full-year revenue growth estimate upward to the range of US$173.4 million to US$175.1 million, which is above the previously estimated range of US$ 165.9 million to US$171.4 million. Looking further ahead, we are targeting a 30-35% revenue increase for fiscal year 2013, reflecting our very positive view on the growth opportunities in China’s K-12 after-school tutoring market.”

Financial Results for the Third Quarter of Fiscal Year 2012

Net Revenues

For the third quarter of fiscal year 2012, TAL reported net revenues of US$40.7 million, representing a 69.0% increase from US$24.1 million in the third quarter of fiscal year 2011. Growth was driven by an increased number of total student enrollments combined with higher average selling prices. Total student enrollments increased by 50.0% to approximately 141,100 from approximately 94,100 in the same period one year ago. The increase in enrollments was driven primarily by online and small class courses enrollments, and to a lesser extent by one-on-one. Average selling prices (ASPs) increased by 12.7% from US$256 in the third quarter of fiscal year 2011 to US$288 in the same quarter of fiscal year 2012, mainly driven by an increase in the hourly rate and the number of hours per class in the small class business and to a lesser extent, by an hourly rate increase in the 1-on-1 business from the same period of the prior fiscal year.

Operating Costs and Expenses

Operating costs and expenses were US$39.5 million, an 82.6% increase from US$21.6 million in the third quarter of fiscal year 2011. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, were US$38.0 million, a 93.0% increase from US$19.7 million in the third quarter of fiscal year 2011.

Cost of revenues increased by 68.5% to US$23.7 million, from US$14.0 million in the third quarter of fiscal year 2011. The increase in cost of revenues was primarily due to an increase in both teacher compensation and rental costs associated with the business expansion in this quarter, as well as other staff costs to support the larger number of learning centers in operation. Non-GAAP cost of revenues, which excludes share-based compensation expenses, increased by 71.5% to US$23.6 million, from US$13.8 million in the third quarter of fiscal year 2011.

Selling and marketing expenses increased by 137.3% to US$6.5 million, from US$2.7 million in the third quarter of fiscal year 2011. The increase was primarily due to an increase in sales and marketing staff expenses to support expanded program and service offerings and increased advertising expenses for marketing promotion. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 154.4% to US$6.2 million, from US$2.4 million in the third quarter of fiscal year 2011.

General and administrative expenses increased by 92.9% to US$9.3 million, from US$4.8 million in the third quarter of fiscal year 2011. The increase was mainly due to an increase in general and administrative staff expenses to support expanded operations and related rental and office expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 135.0% to US$8.2 million, from US$3.5 million in the third quarter of fiscal year 2011.

Total share-based compensation expenses that were allocated to related operating costs and expenses amounted to US$1.4 million in the third quarter of fiscal year 2012, as compared to US$1.9 million in the third quarter of fiscal year 2011.

Gross Profit

Gross profit increased by 69.7% to US$17.0 million, from US$10.0 million in the third quarter of fiscal year 2011.

Income from Operations

Income from operations decreased by 52.2% to US$1.2 million, from US$2.4 million in the third quarter of fiscal year 2011. Non-GAAP income from operations, which excludes share-based compensation expenses, decreased by 40.0% to US$4.3 million, from US$2.6 million in the third quarter of fiscal year 2011.

Income Tax Expense

Income tax expense was US$0.3 million in the third quarter of fiscal year 2012, as compared to US$0.3 million also in the third quarter of fiscal year 2011, mainly due to the decrease of income before income tax compared to the same quarter of fiscal year 2011, while the exemption period of one of TAL’s entities expired in calendar year 2010 and this entity has become subject to a still preferential, but higher tax rate from calendar year 2011.

Net Income from Continuing Operations

Net income from continuing operations decreased by 43.7% to US$1.4 million, from US$2.6 million in the third quarter of fiscal year 2011.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 38.6% to US$1.4 million, from US$2.3 million in the third quarter of fiscal year 2011. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, decreased by 32.2% to US$2.9 million, from US$4.3 million in the third quarter of fiscal year 2011.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.02 and US$0.02, respectively, in the third quarter of fiscal year 2012. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.04 and US$0.04, respectively.

Capital Expenditures

Capital expenditures for the quarter were US$41.3 million, driven largely by the payment of a portion of the purchase price of the office space purchased by the Company.

Cash and Cash Equivalents

As of November 30, 2011, the Company had US$168.3 million of cash and cash equivalents and US$10.2 million of term deposits, as compared to US$173.2 million of cash and cash equivalents and US$25.9 million of term deposit as of February 28, 2011.

Deferred Revenue

As of November 30, 2011, the Company’s deferred revenue balance was US$77.4 million, representing an increase of 103.7% as compared to US$38.0 million as of November 30, 2010.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2012 are expected to be between US$48.1 million and US$49.8 million, representing an increase of 43% to 48% on a year-over-year basis.

The Company estimates its total net revenues for the full fiscal year ending February 29, 2012 will be in the range of US$173.4 million to US$175.1 million, which is above the previously estimated range of US$ 165.9 million to US$171.4 million.

Looking further ahead to fiscal year 2013, the Company expects total net revenues to be in the estimated range of US$225.4 million to US$234.1 million, representing an increase of approximately 30% to 35% compared to the low end of the fiscal year 2012 guidance, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2012 at 8:00 am U.S. Eastern Time on January 19, 2012 (9:00 pm Beijing time on January 19, 2012).

The dial-in details for the live conference call are as follows:

- International:	+656-723-9381
- U.S.:	+1-718-354-1231
- China:	800-819-0121
Conference ID: 39453730

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the call will be available after the conclusion of the conference call through January 26, 2012.

The dial-in details for the replay are as follows:

- International:	+61-2-8235-5000
- U.S.:	+1-718-354-1232
- China:	400-692-0026
Conference ID: 39453730

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2012 and the full fiscal year 2012 and 2013 and quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. TAL Education Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China associated with high teaching quality and outstanding student academic performance. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one and online courses. The Company’s network includes 275 physical learning centers as of November 30, 2011, located in ten key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing and Hangzhou. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

For Investors:

Willow Wu

Investor Relations

TAL Education Group

Tel: +86-10-5292-6658

Email: ir@xueersi.com

For Media:

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2011	As of November 30, 2011

ASSETS

Current assets
Cash and cash equivalents	$173,165,661	$168,315,422
Term deposits	25,870,071	10,193,680
Restricted cash	—	1,254,607
Available-for-sale securities	465,709	394,573
Inventory	117,827	153,816
Deferred tax assets-current	1,082,932	1,791,564
Prepaid expenses and other current assets	4,746,929	11,539,088

Total current assets	205,449,129	193,642,750

Property and equipment, net	7,515,325	13,088,441
Deferred tax assets-non-current	668,096	707,330
Rental deposit	2,818,126	4,369,065
Intangible assets, net	656,785	211,665
Goodwill	662,583	541,681
Long-term prepaid expenses	—	62,590,769

Total assets	$217,770,044	$275,151,701

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 736,655 and 1,149,041 as of February 28, 2011, and November 30, 2011, respectively)	$911,254	$1,979,984
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 34,169,473 and 42,405,778 as of February 28, 2011, and November 30, 2011, respectively)	50,678,025	77,439,245
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 79,893 and 82,334 as of February 28, 2011, and November 30, 2011, respectively)	79,893	82,334

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities without recourse to TAL Education Group of 5,729,657 and 9,169,366 as of February 28, 2011, and November 30, 2011, respectively)	8,053,980	14,151,599
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,650,269 and 2,398,374 as of February 28, 2011, and November 30, 2011, respectively)	2,877,887	1,317,012

Total current liabilities	62,601,039	94,970,174

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 85,248 and 52,916 as of February 28, 2011, and November 30, 2011, respectively)	117,781	144,010

Total liabilities	62,718,820	95,114,184

TAL Education Group Shareholders’ Equity

Class A common shares	27,600	40,152
Class B common shares	125,000	114,806
Additional paid-in capital	112,055,718	118,333,018
Statutory reserve	8,240,697	8,240,697
Retained earnings	32,727,630	49,459,106
Accumulated other comprehensive income	1,874,579	3,849,738

Total TAL Education Group’s equity	155,051,224	180,037,517

Total liabilities and equity	$217,770,044	$275,151,701

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2010	2011	2010	2011
Net revenues	24,060,601	$40,651,679	$76,934,766	$125,304,116
Cost of revenues	14,045,222	23,660,238	39,978,545	67,076,381

Gross profit	10,015,379	16,991,441	36,956,221	58,227,735

Operating expenses (note 1)

Selling and marketing	2,731,220	6,482,474	6,901,772	17,633,020
General and administrative	4,844,194	9,343,453	12,641,780	25,964,093
Impairment loss on goodwill	—	—	—	139,660

Total operating expenses	7,575,414	15,825,927	19,543,552	43,736,773

Government Subsidies	—	—	—	213,270

Income from operations	2,439,965	1,165,514	17,412,669	14,704,232

Interest income	367,513	729,388	572,692	2,590,532
Interest expense	(15,512)	—	(58,942)	—
Other (expenses)/ income	66,017	(177,216)	45,073	2,731,107

Income before income tax provision	2,857,983	1,717,686	17,971,492	20,025,871
Provision for income tax	(296,275)	(275,839)	(1,971,545)	(3,294,395)

Net income from continuing operations	2,561,708	1,441,847	15,999,947	16,731,476

Net income/(loss) from discontinued operations, net of taxes	(212,671)	—	(405,069)	—
Net income	2,349,037	1,441,847	15,594,878	16,731,476

Total net income attributable to TAL Education Group	$2,349,037	$1,441,847	$15,594,878	$16,731,476

TAL Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares, ADS, per share and per ADS data)

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2010	2011	2010	2011

Net income per common share

Basic from continuing operations	$0.02	$0.01	$0.12	$0.11
Basic from discontinued operations	(0.00)	—	(0.00)	—

Basic	0.02	0.01	0.12	0.11

Diluted from continuing operations	0.02	0.01	0.12	0.11
Diluted from discontinued operations	(0.00)	—	(0.00)	—

Diluted	0.02	0.01	0.12	0.11

Net income per ADS (note 2)
Basic from continuing operations	0.04	0.02	0.25	0.22
Basic from discontinued operations	(0.01)	—	(0.01)	—

Basic	0.03	0.02	0.24	0.22

Diluted from continuing operations	0.04	0.02	0.25	0.21
Diluted from discontinued operations	(0.01)	—	(0.01)	—

Diluted	$0.03	$0.02	$0.24	$0.21

Weighted average shares used in calculating net income per common share
Basic	135,046,154	154,958,044	125,015,385	153,683,266
Diluted	140,320,667	155,873,150	130,235,796	155,722,906

Notes:

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30		Ended November 30
	2010	2011	2010	2011

Cost of revenues	$260,878	$18,340	$370,291	$346,625
Selling and marketing	309,977	323,061	472,975	1,136,102
General and administrative	1,337,561	1,103,866	1,985,012	4,981,545

Total	$1,908,416	$1,445,267	$2,828,278	$6,464,272

Note 2: Each ADS represents two Class A common shares.

TAL Education Group

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2010	2011	2010	2011

Cost of revenues	$14,045,222	$23,660,238	$39,978,545	$67,076,381
Share-based compensation expense in cost of revenues	260,878	18,340	370,291	346,625

Non-GAAP cost of revenues	13,784,344	23,641,898	39,608,254	66,729,756

Selling and marketing expenses	2,731,220	6,482,474	6,901,772	17,633,020
Share-based compensation expense in selling and marketing expenses	309,977	323,061	472,975	1,136,102

Non-GAAP selling and marketing expenses	2,421,243	6,159,413	6,428,797	16,496,918

General and administrative expenses	4,844,194	9,343,453	12,641,780	25,964,093
Share-based compensation expense in general and administrative expenses	1,337,561	1,103,866	1,985,012	4,981,545

Non-GAAP general and administrative expenses	3,506,633	8,239,587	10,656,768	20,982,548

Operating costs and expenses	21,620,636	39,486,165	59,522,097	110,813,154
Share-based compensation expense in operating costs and expenses	1,908,416	1,445,267	2,828,278	6,464,272

Non-GAAP operating costs and expenses	19,712,220	38,040,898	56,693,819	104,348,882

Income from operations	2,439,965	1,165,514	17,412,669	14,704,232
Share based compensation expenses	1,908,416	1,445,267	2,828,278	6,464,272

Non-GAAP income from operations	4,348,381	2,610,781	20,240,947	21,168,504

GAAP net income attributable to TAL Education Group	2,349,037	1,441,847	15,594,878	16,731,476
Share based compensation expenses	1,908,416	1,445,267	2,828,278	6,464,272

Non-GAAP net income attributable to TAL Education Group	$4,257,453	$2,887,114	$18,423,156	$23,195,748

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2010	2011	2010	2011

Net income per ADS
- Basic	$0.03	$0.02	$0.24	$0.22
- Diluted	0.03	0.02	0.24	0.21

Non-GAAP net income per ADS
- Basic	0.06	0.04	0.29	0.30
- Diluted	$0.06	$0.04	$0.28	$0.30

ADSs used in calculating net income per ADS
- Basic	67,523,077	77,479,022	62,507,693	76,841,633
- Diluted	70,160,334	77,936,575	65,117,898	77,861,453

Note:

(1)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.